# U.S. SECURITIES AND EXCHANGE COMMISSION

**Washington D.C. 20549**

# FORM 6-K

**REPORT OF FOREIGN PRIVATE ISSUER**
**PURSUANT TO RULE 13a-16 OR 15d-16 OF**
**THE SECURITIES EXCHANGE ACT OF 1934**

For the Month of **March 2002**



## DOMAN INDUSTRIES LIMITED

*(Exact Name of Registrant as specified in its charter)*

**3rd Floor, 435 Trunk Road, Duncan, British Columbia, Canada, V9L 2P9**
**(250) 748-3711**
*(Address and telephone number of Registrant's principal executive offices)*

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

[ X ] Form 20-F          [___] Form 40-F

(Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes ______          No X

(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-________________).

**DOMAN INDUSTRIES LIMITED**
**435 Trunk Road**
**Duncan, British Columbia**
**Canada V9L 2P9**

**Telephone: (250) 748-3711**
**Facsimile: (250) 748-6045**

# NEWS RELEASE

## DOMAN INDUSTRIES LIMITED

**For Release at 5:00 a.m. (Pacific Standard time) on March 15, 2002**

March 15, 2002 – Duncan, British Columbia. The Company announces that, as a result of current industry, financial and market circumstances, including the uncertainty surrounding any settlement or interim resolution relating to the softwood lumber tariff trade dispute and depressed pulp prices, it did not make its scheduled March 15, 2002 semi-annual interest payment on its outstanding 8.75% US$388 million senior unsecured notes maturing 2004. Pursuant to the terms of the notes, the Company has 30 days to make the requisite payments, prior to it constituting an event of default. The Company will continue its ongoing operations and monitor trade and other developments closely. A further announcement will be made as required.

*This press release contains statements that are forward-looking in nature. Such statements involve known and unknown risks and uncertainties that may cause the actual results of the Company to be materially different from those expressed or implied by those forward-looking statements. Such risks and uncertainties include, among others: general economic and business conditions, product selling prices, raw material and operating costs, changes in foreign-currency exchange rates and other factors referenced herein and in the Company's annual statutory report.*

**ON BEHALF OF DOMAN INDUSTRIES LIMITED**

Rick Doman
President



For further information contact: Rick Doman (250) 748-3711 or P.G. Hosier (604) 665-6231

## SIGNATURES

Pursuant to the requirements of the *Securities Exchange Act of 1934*, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Registrant **DOMAN INDUSTRIES LIMITED**

By P. G. Hosier

**PHILIP G. HOSIER, SECRETARY**

Date March 15, 2002